microsurgeonbot Inc.



ANNUAL REPORT

2355 Westwood Blvd., Suite 961

Los Angeles, CA 90064

0

http://msb.ai

This Annual Report is dated April 28, 2021.

BUSINESS

MSBAI is a startup headquartered in Los Angeles California, developing a 'Universal Interface for Simulation' called GURU — a cognitive AI assistant that enables untrained users to run specialized simulation software.

We've reached a zero to one moment when all engineers will begin to use simulation to inform their day to day work, and it will no longer just be a small number of specialists running these codes. GURU is an 'AI layer' between human and computer, and will become a new commercial solution to enabling engineers to begin using a broad range of powerful simulation software like never before.

Previous Offerings

Between 2020 and 2019, we sold 232,515 Class B non-voting shares in exchange for $1.36 Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity
Final amount sold: $40.00
Number of Securities Sold: 4,000,000
Use of proceeds: This made the cofounder Restricted Stock Purchase Agreement official.
Date: August 22, 2017
Offering exemption relied upon: Rule 144, Regulation A

Name: Common Stock
Type of security sold: Equity
Final amount sold: $4.00
Number of Securities Sold: 400,000
Use of proceeds: Equity for our advisors
Date: December 31, 2018
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 386,629
Use of proceeds: Operations of the business
Date: February 14, 2020
Offering exemption relied upon: Reg D

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Business Operations
Date: February 14, 2020
Offering exemption relied upon: Reg D

Type of security sold: SAFE
Final amount sold: $10,000.00
Use of proceeds: Business Operations
Date: October 14, 2018
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Performance of Financial Statements

What are the circumstances which led to the performance of your financial statements?

Revenues

The company is still in the development stage and generated $50,000 in revenues in 2020 compared to none in 2019 when it was still pre-revenue. The $50,000 in sales were contracts from the US Department of Defense.

Cost of revenue

The company did incur a cost of developing the software paid to programmers, engineers and contractors. The cost of revenue increased from $13,433 in 2019 to $72,000 in 2020. The increase in cost of goods sold was due to an increase in labor.

Marketing and sales went up $14,246 in 2019 to $17,973 in 2020. The increase in marketing expenses was to bring awareness to our product in the marketplace. The Company marketing strategy involved selling pre-paid commercial pilot projects, followed by channel partner vendor collaboration, and direct sales, which led to eventually achieving an online marketplace.

General and administrative expenses increased from $24,139 in 2019 to $213,590 in 2020. The spike in general and administrative was mainly due to an increase in contract labor from $1,963.95 in 2019 to $71,505.50 in 2020 and an increase in legal fees from $22,134.10 in 2019 to $44,675.42 in 2020. The increase was due to the company CEO Allan Grosvenor becoming full time with the company.

The Company also incurred development costs in the amount of $123,596 in 2020.

The company's total operating expenses went from $38,385 in 2019 to $377,159 in 2020 due to the company spending to grow and develop. The increased expenses in 2020 led to a net loss of $377,159, in 2020 compared to a loss of $51,818 in 2019.

Historical Results & Cash Flows

Please discuss whether historical results and cash flows are representative of what investors should expect in the future.

The Company had an accumulated deficit of $474,492 and cash in the amount of $19,692 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went up to $359,424 from $51,553 in 2019. The increase in cash used in operating activities in 2020 was mainly due to a higher net loss.

Financing Activities

As of December 31, 2020, cash provided from financing activities went up from $65,274 in 2019 to $364,549 to 2020. The increase in cash used in financing activities in 2020 was mainly due to proceeds from issuance of additional shares to crowdfunding investors.

The Company's management is positive about the Company's prospects and believes that the Company will be able to generate enough revenues to sustain itself and eventually start being profitable in the near future. On December 16, 2020, the Company was selected and awarded a contract from the US department of Defense in the amount of $750,000 for research and analytical work. The Company expects to continue to grow, expand and attract similar contracts in the future.

Liquidity and Capital Resources

Current Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company does not have any existing line of credit and is fully supported by the founders making advances from time to time to support operations and from the money raised through crowdfunding. The Company has zero cash in the bank as of today and is currently awaiting $250,000 from the Air Force for work completed.

Financial Resources

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your Company operations? Or do you have other funds or capital resources available?)

Yes the funds are critical (i.e, we're not on startengine just for fun). We also have customer revenue. Running a technology startup company is expensive and you just need to look at the labor costs to understand that.

Viability

Are the funds from this campaign necessary to the viability of the Company? (Of the total funds that your Company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As for the percentage of funds the company has that come from StartEngine, this is constantly changing as we sell more contracts. For example, up until about a month ago we had one active DoD contract for $750,000. We have since then won a new $1 million dollar contract - and we have several more similar contracts in our pipeline. So obviously the dependence we have on StartEngine is decreasing as our business success continues to improve.

Operating Expenses - Minimum

How long will you be able to operate the Company if you raise your minimum? What expenses is this estimate based on?
(Please state this period in terms of years or months.)

If we raise the minimum then we are entirely dependent on the customer revenue. Presently we have two DoD contracts that enable us to operate for 24 months

Operating Expenses - Maximum

How long will you be able to operate theCompany if you raise your maximum funding goal?
(Please state this period in terms of years or months.)

6 months if we solely depend on the maximum. Like stated above, presently we have two DoD contracts that enable us to operate for 24 months

Future Sources of Capital

We expect to sell $3-$10 million dollars in pilot contracts by the end of the year. We are also planning a Series A fundraise for late this year or beginning of 2022.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $19,692.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of

$10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Allan Grosvenor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: August 22, 2017 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

Position: CFO
Dates of Service: December 07, 2017 - Present
Responsibilities: Managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting.

Position: Director
Dates of Service: May 21, 2017 - Present
Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies. calling meetings, including an annual meeting of shareholders. maintaining and keeping records.

Other business experience in the past three years:

Employer: Masten Space Systems
Title: Aerodynamics Lead, Senior Engineer
Dates of Service: January 28, 2014 - October 2019
Responsibilities: Leading aerodynamics activities

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Allan Grosvenor
Amount and nature of Beneficial ownership: 2,000,000
Percent of class: 45.45

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001, of which 1,000,000 shares were converted to Class B Non Voting Common shares. As of December 31, 2020 and December 31, 2019, 4,376,604 and 6,000,000 and of common shares have been issued and are outstanding respectively. As of December 31, 2020, 233,456 shares of Class B Non-Voting Common shares have been issued and outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

microsurgeonbot Inc.

By   /s/ *Allan Grosvenor*

Name: Allan Grosvenor

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Microsurgeonbot Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Microsurgeonbot Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 20, 2021
Los Angeles, California

MICROSURGEONBOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash, cash equivalents & restricted cash	$ 19,692 $	14,566
Total current assets	**19,692**	**14,566**
Total assets	$ **19,692** $	**14,566**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 18,000 $	265
Total current liabilities	**18,000**	**265**
Convertible note- SAFEs	10,000	9,979
Total liabilities	**28,000**	**10,244**
STOCKHOLDERS' EQUITY		
Common Stock	41	61
Class B Non-Voting	2	
Additional Paid in Capital	536,252	108,995
Equity issuance costs	(70,112)	(7,401)
Retained earnings/(Accumulated Deficit)	(474,492)	(97,333)
Total stockholders' equity	**(8,308)**	**4,322**
Total liabilities and stockholders' equity	$ **19,692** $	**14,566**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	50,000	$	-
Cost of service		72,000		13,433
Gross profit		(22,000)		(13,433)
Operating expenses				
General and administrative		213,590		24,139
Sales and marketing		17,973		14,246
Research and development		123,596		-
Total operating expenses		355,159		38,385
Operating income/(loss)		(377,159)		(51,818)
Interest expense		-		-
Income/(Loss) before provision for income taxes		(377,159)		(51,818)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(377,159)**	**$**	**(51,818)**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Class A		Non Voting Class B Common Stock		Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	4,000,000 $	40	- $	-	$ 46,320 $	-	$ (45,515)	$ 845
Contribution	-	-	-	-	-	-	-	-
Issuance of shares	2,000,000	20	46,848		62,675			**62,695**
Net income/(loss)	-	-	-	-	-	-	(51,818)	**(51,818)**
Issuance of shares	-	-	-	0	-	(7,401)	-	**(7,401)**
Balance—December 31, 2019	6,000,000 $	60	46,848 $	0	$ 108,995 $	(7,401)	$ (97,333)	4,322
Net income/(loss)	-	-	-	-	-	-	(377,159)	**(377,159)**
Issuance of shares - StartEngine Raise	-	-	186,608	2	307,259	(62,710)	-	**244,550**
Issuance of shares - Techstars Raise	276,604	3			119,997			**119,998**
Co-founder share forfeiture	(1,900,000)	(19)	-	-	-	-	-	**(19)**
Balance—December 31, 2020	4,376,604 $	44	233,456 $	2	$ 536,252 $	(70,112)	$ (474,492)	$ (8,308)

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(377,159)	$	(51,818)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts payable		17,735		265
Net cash provided/(used) by operating activities		**(359,424)**		**(51,553)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Convertible note-SAFEs		21		9,979
Equity issuance costs		(62,710)		(7,401)
Proceeds from issuance of common shares		427,239		62,696
Net cash provided/(used) by financing activities		**364,549**		**65,274**
Change in cash		5,126		13,721
Cash, cash equivalents, and restricted cash—beginning of year		14,566		845
Cash, cash equivalents, and restricted cash—end of year	$	**19,692**	$	**14,566**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Microsurgeonbot Inc., was incorporated on May 22, 2017 ("Inception") in the State of Delaware   The financial statements of Microsurgeonbot Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc., is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness, and make a radical scaling up of the implementation of energy efficiency measures more feasible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Income Taxes

Microsurgeonbot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earn revenues from its software subscription.

On December 16, 2020, the Company was selected and awarded a contract from the US department of Defense in the amount of $750,000 for research and analytical work. The Company has not received any funds related to this contract as of December 31, 2020.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 4,376,604 and 6,000,000 of common shares have been issued and are outstanding respectively.

Co-founder Share Forfeiture

The Company's prior cofounder Martin Conlon left the Company, and as a result, he forfeited his unvested shares amounting to 1,900,000 shares.

Techstars Raise

During the year the Company raised $120,000 from Techstars in return for issuing 276,604 shares.

Class B Non-Voting Common Stock

1,000,000 shares of the authorized 10,000,000 shares of common stock were converted to Class B Non-Voting shares. As of December 31, 2020 and December 21, 2019, 233,456 and 46,848 shares of Class B Non-Voting Common shares have been issued and outstanding respectively.

StartEngine Raise

During the year, the Company raised $307,259 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $62,710 of issuance costs thus bringing the net raise to $244,550.

4.   DEBT

Convertible SAFEs Notes

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (112,544)	$ (15,462)
Valuation Allowance	112,544	15,462
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (130,659)	$ (18,115)
Valuation Allowance	130,659	18,115
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on tax returns filed, or to be filed, through December 31, 2020, we had available approximately $437,867 in U.S. net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Since the Company is not profitable, we have assessed full valuation allowance against deferred tax assets.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

6. RELATED PARTY

There are currently no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2020 and December 31, 2019.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, and December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company continue to sell 78,676 shares of Class B Non -voting common stock through its Regulation Crowd Funding ("Reg D") and is extending its campaign to Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $135,401.60 and had a subscription receivable of $7,354.37 related to the sale of these shares as March 31, 2021. In connection with this offering, the Company incurred offering costs of $19,808.78, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $377,159, an operating cash flow loss of $359,424 and liquid assets in cash of $19,692, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Allan Grosvenor, Principal Executive Officer of microsurgeonbot Inc. , hereby certify that the financial statements of microsurgeonbot Inc. included in this Report are true and complete in all material respects.

Allan Grosvenor

Principal Executive Officer